Exhibit 4.3

DESCRIPTION OF CLASS A COMMON STOCK

General

Reata Pharmaceuticals, Inc. (“Reata,” “we,” or “our”) is incorporated in the state of Delaware. The rights of Reata’s stockholders are generally covered by Delaware law and our certificate of incorporation (“Certificate”) and bylaws (“Bylaws”) (each as amended and restated and in effect as of the date hereof). The terms of our common stock are therefore subject to Delaware law, including the Delaware General Corporation Law (the “DGCL”), and the common and constitutional law of Delaware.

This exhibit describes the general terms of our Class A common stock. This is a summary and does not purport to be complete.  Our Certificate and Bylaws as they exist on the date of this Annual Report on Form 10-K are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read those documents.

For more detailed information about the rights of our Class A common stock, you should refer to our Certificate, Bylaws and the applicable provisions of Delaware law, including the DGCL, for additional information.

Authorized Common Stock

Our authorized capital stock consists of 750,000,000 shares, all with a par value of $0.001 per share, of which:

•	500,000,000 shares are designated as Class A common stock;

•	150,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.

Voting Rights

Each holder of our Class A common stock is entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our Certificate or required by law.

Each holder of our Class B common stock is entitled to three votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our Certificate or required by applicable law.

Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by our Certificate or Bylaws. Delaware law could require either our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	If we propose to amend our Certificate to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment;

•

If we propose to amend our Certificate to alter or change the powers, preferences or special rights of a class of stock in a manner that affects them adversely, then that class would be required to vote separately to approve the proposed amendment; and

•

Our Certificate expressly authorizes the number of authorized shares of Class A common stock or Class B common stock to be increased or decreased by the affirmative vote of the holders of a majority of the voting power of common stock, voting as a single class, irrespective of Section 242(b)(2) of the DGCL.

We have not provided for cumulative voting for the election of directors in our Certificate. Because our Certificate provides for plurality voting for the election of directors, a director may be elected even if less than a majority of the votes cast are in favor of such election.

Economic Rights

Dividend and Distribution Rights

Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of Class A common stock and Class B common stock will be entitled to receive, when, as, and if declared by our board of directors (“Board”), out of any assets legally available therefor, such dividends as may be declared from time to time by our Board. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock will receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights

In the event of our liquidation, dissolution, or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of Class A common stock and Class B common stock and any participating preferred stock outstanding at that time.

Mergers and Consolidations

In connection with any merger or consolidation with or into another entity, shares of Class A common stock and Class B common stock will be treated equally, identically, and ratably, on a per share basis, with respect to any consideration into which such shares are converted or other consideration paid or otherwise distributed to our stockholders, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. Each share of Class B common stock is convertible at the option of the holder at any time into one share of Class A common stock.

Each share of Class B common stock will be automatically converted into one share of Class A common stock upon transfer of any share of Class B common stock, whether or not for value, by any holder of that share, except transfers by an initial registered holder to:

•	a nominee of that holder, without any change in beneficial ownership, within the meaning of Section 13(d) of the Exchange Act; or

•	(1) another person who, at the time of the transfer, beneficially owns shares of Class B common stock; or

•	(2) a nominee of such person, without any change in beneficial ownership, within the meaning of Section 13(d) of the Exchange Act.

Further, any transfer without consideration to any of the following will not result in conversion:

•	any controlled affiliate of that holder who remains a controlled affiliate;

•	any active or retired partner of that holder;

•	the estate of that initial holder or a trust established for the benefit of the descendants or any relatives or spouse of that holder;

•

a parent corporation or wholly owned subsidiary of that holder or to a wholly owned subsidiary of that parent unless and until the transferee ceases to be a parent or wholly owned subsidiary of that holder or a wholly owned subsidiary of any parent; or

•	an immediate family member of any holder.

Lastly, any bona fide pledge by a holder to a financial institution in connection with a borrowing will not result in any conversion. If any transfer does not give rise to automatic conversion under these provisions, then any subsequent transfer by the holder, other than any transfer by such holder to a nominee of such holder, without any change in beneficial ownership, as such term is defined under Section 13(d) of the Exchange Act, or the pledgor, as the case may be, will be subject to automatic conversion upon these terms and conditions.

Preemptive Rights

Holders of common stock have no preemptive rights.

Subscription Rights

Holders of common stock have no subscription rights.

Redemption Provisions

There are no redemption provisions applicable to our common stock.

Sinking Fund Provisions

There are no sinking fund provisions applicable to our common stock.

Anti-Takeover Effects of Delaware Law, Our Certificate and Our Bylaws

Our Certificate and Bylaws contain certain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Dual Class Common Stock Structure

As discussed above, our Class B common stock has three votes per share, while our Class A common stock, which is the only class of stock that is publicly traded, has one vote per share. Because of our dual class common stock structure, our founders, directors, executives, employees, and current holders of our Class B common stock (and their affiliates) will continue to be able to control all matters submitted to our stockholders for approval even if they own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the Board of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

In general, Section 203 defines “voting stock” to mean, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors. Every reference to a percentage of voting stock refers to such percentage of the votes of such voting stock.

We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our Certificate and Bylaws

Board Composition and Filling Vacancies

Our Certificate provides for our Board to be divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Directors are elected by plurality vote. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of common stock outstanding are able to elect all of our directors. Our Certificate and our Bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of the voting power of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the Board, and vacancies and newly created directorships on the Board may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Actions by Stockholders

Our Certificate also restricts the ability of stockholders to interfere with the powers of the Board in specified ways, including the constitution and composition of committees and the election and removal of officers.

No Written Consent of Stockholders

Our Certificate and Bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our Certificate and Bylaws provide that only our Board pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Advance Notice Requirements

Our Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders, including proposals to nominate candidates for election as directors at a meeting of stockholders, must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment

Our Certificate and Bylaws provide that the stockholders cannot amend any of the provisions described above except by a vote of 66 2/3% or more of the voting power of the shares of our outstanding common stock.

Blank Check Preferred Stock

Our Certificate also provides for the authorization of undesignated preferred stock. As a result, our Board may issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

The combination of these provisions makes it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Since our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our Certificate provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, or as to which the DGCL confers jurisdiction on the

Court of Chancery of the State of Delaware; or any action asserting a claim against us that is governed by the internal affairs doctrine, including any action to interpret, apply, or enforce our Certificate or Bylaws. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. Although our Certificate contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Listing

Our Class A common stock is listed on The Nasdaq Global Market under the symbol “RETA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Ave. Brooklyn, NY 11219.